SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.)

Lamb Weston Holdings, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

513272104
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2024
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

___________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 513272104	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,131,339 Shares (including options to purchase 3,230,400 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,131,339 Shares (including options to purchase 3,230,400 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,131,339 Shares (including options to purchase 3,230,400 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 513272104	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON BRADLEY ALFORD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,233 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,233 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,233 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 513272104	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,888 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 73,888 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 73,888 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 513272104	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON JOHN P. GAINOR JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 513272104	SCHEDULE 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON TIMOTHY R. MCLEVISH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,500 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,500 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,500 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 513272104	SCHEDULE 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON JOSEPH E. SCALZO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,885 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,885 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,885 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 513272104	SCHEDULE 13D	Page 8 of 14 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $1.00 per share, of Lamb Weston Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 599 S. Rivershore Lane, Eagle, Idaho 83616.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) JANA Partners Management, LP, a Delaware limited partnership (“JANA”), (ii) Bradley Alford (“Mr. Alford”), (iii) Diane Dietz (whose legal name is Diane Dietz Suciu) (“Ms. Dietz”), (iv) John P. Gainor Jr. (“Mr. Gainor”), (v) Timothy R. McLevish (“Mr. McLevish”), and (vi) Joseph E. Scalzo (“Mr. Scalzo,” together with (ii) through (v), the “Nominees,” and (i) through (vi) collectively, the “Reporting Persons”). JANA is a private money management firm which holds the Shares reported as beneficially owned by it in various accounts under its management and control. JANA Partners Management GP, LLC (the “JANA GP”) is the general partner of JANA. Barry Rosenstein is the Founder of the GP and JANA (the “JANA Principal”).

(b) The principal business address of JANA, the JANA GP and the JANA Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153. The principal business address of each of the Nominees is c/o JANA Partners Management LP, 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of JANA and the JANA Principal is investing for accounts under their management. The principal business of the JANA GP is acting as the general partner of JANA. The principal business of each of: (i) Mr. Alford is serving as a corporate director and as an investor and advisor in the consumer sector after previously serving as the Chairman and CEO of Nestlé USA, (ii) Ms. Dietz is serving as a corporate director and as an investor and advisor in the consumer sector after serving as President and CEO of Rodan & Fields, LLC, a premium skincare brand, and CMO of Safeway, Inc., a food and drug retailer, (iii) Mr. Gainor is serving as a corporate director after previously serving as President and CEO of International Dairy Queen Inc., (iv) Mr. McLevish is serving as Managing Partner of Strategic Advisory Partners LLC, an investing and advisory business, and as a corporate director after previously serving as Executive Chairman of the board of the Issuer, as CFO of Kraft Foods Inc. and Kraft Foods Group, Inc., a packaged foods company, CFO of Carrier Global Corporation, an HVAC manufacturing company, and CFO at Walgreens Boots Alliance, Inc., a retail and drugstore company, and (v) Mr. Scalzo is serving as a corporate director after serving as President and CEO of The Simply Good Foods Company and serving in numerous executive positions at various other consumer companies such as Dean Foods Company, The WhiteWave Foods Company and The Gillette Company.

(d) None of the Reporting Persons, the JANA GP, or the JANA Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, the JANA GP, or the JANA Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited partnership organized in Delaware. The JANA Principal is a citizen of the United States of America. The JANA GP is a limited liability company organized in Delaware. Each of the Nominees is a citizen of the United States of America.

CUSIP No. 513272104	SCHEDULE 13D	Page 9 of 14 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 7,131,339 Shares (including options to purchase 3,230,400 Shares) reported herein as beneficially owned by JANA were acquired at an aggregate purchase price of approximately $336 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Of the 19,233 Shares reported herein as beneficially owned by Mr. Alford, 10,400 were acquired at an aggregate purchase price of approximately $0.7 million and 8,833 were received by Mr. Alford in connection with the spin-off of the Issuer from Conagra Brands, Inc (“Conagra”).

The 73,888 Shares reported herein as beneficially owned by Ms. Dietz were acquired at an aggregate purchase price of approximately $4.6 million.

The 16,000 Shares reported herein as beneficially owned by Mr. Gainor were acquired at an aggregate purchase price of approximately $1.0 million.

Of the 40,500 Shares reported herein as beneficially owned by Mr. McLevish, 38,500 were acquired at an aggregate purchase price of approximately $2.4 million and 2,000 were awarded to Mr. McLevish as compensation in connection with his past service with the Issuer and received in connection with the spin-off of the Issuer from Conagra.

The 7,885 Shares reported herein as beneficially owned by Mr. Scalzo were acquired at an aggregate purchase price of approximately $0.5 million.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. JANA, with the assistance of the other Reporting Persons and Continental Grain (as defined below), intends to have discussions with the Issuer's board of directors and management regarding topics including: (1) the litany of self-inflicted missteps that have led to underperformance for shareholders; (2) financial performance and core operating deficiencies in areas including customer demand planning and retention, raw potato procurement, ERP system implementation and management, product and manufacturing quality assurance, pricing strategy, retail execution and overhead cost management; (3) capital spending, including aligning capacity expansion projects with utilization, improving returns on capital, re-evaluating long-term capital expenditure targets and providing detailed public disclosure on other capital spending amounts; (4) share repurchase strategy and execution; (5) investor communications, including by acknowledging the magnitude of impact from the Issuer’s mis-execution on its recent capacity utilization levels, which we believe trail North American peers; (6) management compensation practices, including adding targets focused on returns on capital to deprioritize pursuit of growth at any cost; (7) environmental, health and safety practices; (8) oversight and disclosure regarding use of the Issuer’s corporate resources; (9) corporate governance, board composition and management; and (10) initiation of a review of strategic alternatives, particularly given the history of interest in the Issuer and the Issuer’s poor performance for shareholders.

CUSIP No. 513272104	SCHEDULE 13D	Page 10 of 14 Pages

The Reporting Persons may also take other steps to increase stockholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to communicate with the Issuer’s management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and communicate with other shareholders or other third parties regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may contain customary standstill provisions. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 142,597,776 Shares outstanding as of September 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended August 25, 2024 filed with the SEC on October 2, 2024.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 7,131,339 Shares (including options to purchase 3,230,400 Shares), representing approximately 5.0% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Alford may be deemed to beneficially own 19,233 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 73,888 Shares, representing 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Gainor may be deemed to beneficially own 16,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. McLevish may be deemed to beneficially own 40,500 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Scalzo may be deemed to beneficially own 7,885 Shares, representing less than 0.1% of the Shares outstanding.

The Reporting Persons and Continental Grain Company, a Delaware corporation ("Continental Grain"), and certain of its related entities and persons (together with Continental Grain, the "Continental Grain Reporting Persons") may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Continental Grain Reporting Persons are separately filing on Schedule 13D with respect to their beneficial ownership of the Shares. Based on information and belief, the Continental Grain Reporting Persons may be deemed to beneficially own an aggregate of 345,350 Shares. Accordingly, in the aggregate, the Reporting Persons and the Continental Grain Reporting Persons may be deemed to beneficially own an aggregate of 7,634,195 Shares, representing approximately 5.4% of the Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons and the Continental Grain Reporting Persons.

CUSIP No. 513272104	SCHEDULE 13D	Page 11 of 14 Pages

(b) JANA has sole voting and dispositive power over 7,131,339 Shares (including options to purchase 3,230,400 Shares), which power is exercised by the JANA Principal. Mr. Alford has sole voting and dispositive power over 19,233 Shares. Ms. Dietz has sole voting and dispositive power over 73,888 Shares. Mr. Gainor has sole voting and dispositive power over 16,000 Shares. Mr. McLevish has sole voting and dispositive power over 40,500 Shares. Mr. Scalzo has sole voting and dispositive power over 7,885 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed herein were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of the Nominees has entered into a nomination agreement (collectively, the “Nominee Agreements”) with JANA substantially in the form attached as Exhibit 99.1 to this Schedule 13D whereby the Nominees agreed to become members of a slate of nominees and stand for election as directors of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Issuer’s 2025 annual meeting of stockholders (the “2025 Annual Meeting”). Pursuant to the Nominee Agreements, JANA has agreed to pay the costs of soliciting proxies in connection with the 2025 Annual Meeting, and to defend and indemnify the Nominees against, and with respect to, any losses that may be incurred by the Nominees in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Each of the Nominees received compensation under the Nominee Agreement in the amount of $60,000, and will receive an additional $155,000 in the event of his or her appointment or election. Each of the Nominees agreed to hold Shares with a market-value equal to $215,000 (adjusted for taxes) as of the date of his or her election or appointment (subject to certain exceptions), until the later of when he or she is no longer a director of the Issuer and three years (subject to certain exceptions). The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit 99.1 and is incorporated by reference herein.

JANA beneficially owns 32,304 call options for 3,230,400 Shares with a strike price of $30.00 and which expire on December 20, 2024.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:	Form of Nominee Agreement

Exhibit 99.2:	Joint Filing Agreement, dated October 18, 2024

CUSIP No. 513272104	SCHEDULE 13D	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2024

JANA PARTNERS MANAGEMENT, LP

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Bradley Alford
BRADLEY ALFORD

/s/ Diane Dietz
DIANE DIETZ

/s/ John P. Gainor Jr.
JOHN P. GAINOR JR

/s/ Timothy R. McLevish
TIMOTHY R. MCLEVISH

/s/ Joseph E. Sclazo
JOSEPH E. SCALZO

CUSIP No. 513272104	SCHEDULE 13D	Page 13 of 14 Pages

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

8/26/2024	34,200	62.56
8/27/2024	23,702	62.25
8/28/2024	28,000	60.88
8/28/2024	9,100	62.07
8/29/2024	9,100	61.43
8/30/2024	8,054	61.91
9/3/2024	9,300	61.93
9/19/2024	32,600	65.77
9/20/2024	16,300	65.39
9/23/2024	16,400	65.17
9/24/2024	29,025	65.30
9/25/2024	39,015	64.50
9/26/2024	48,100	66.50	66.31 – 66.72
9/30/2024	43,800	64.94
10/1/2024	57,000	65.06	64.94 – 65.55
10/2/2024	22,961	65.45
10/3/2024	21,726	68.06
10/4/2024	32,042	68.68
10/7/2024	21,473	68.59	68.59 – 69.21
10/8/2024	14,279	70.79
10/9/2024	40,665	70.97
10/10/2024	15,644	70.21
10/11/2024	41,160	71.36
10/16/2024	61,635	70.55	70.05 – 70.68
10/17/2024	45,600	70.70	70.55 – 70.89

CUSIP No. 513272104	SCHEDULE 13D	Page 14 of 14 Pages

Mr. Alford

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

8/23/2024	8,000	62.55

Ms. Dietz

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

8/22/2024	8,000	62.54
8/23/2024	8,000	62.65
8/26/2024	16,000	62.70	62.67 – 62.73
8/27/2024	13,000	62.07	62.05 – 62.08
8/28/2024	23,000	61.86	61.14 – 61.98
8/28/2024	5,000	60.90
8/30/2024	888	62.19

Mr. Gainor

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

9/9/2024	2,000	63.69	63.68 – 63.70
9/10/2024	6,400	63.16	62.80 – 63.63
9/11/2024	4,000	61.67	61.50 – 61.85
9/13/2024	2,171	63.72	63.70 – 63.85
9/16/2024	1,429	65.10	64.95 – 65.45

Mr. Scalzo

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

9/9/2024	7,885	63.77